Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction
Machine Box, Inc.	Delaware
Performance Bridge Media, Inc. (indirect)	New York
T3Media Europe Limited (indirect)	United Kingdom
Veritone Alpha, Inc.	Delaware
Veritone Consumer, LLC (inactive)	Delaware
Veritone Enterprise, LLC	Delaware
Veritone Finance, LLC (inactive)	Delaware
Veritone, LLC (inactive)	Delaware
Veritone One, Inc.	Delaware
Veritone Politics, LLC	Delaware
Veritone Technology, LLC (inactive)	Delaware
Veritone UK Ltd.	United Kingdom
Wazee Digital, Inc.	Delaware